EXHIBIT 21.1

SUBSIDIARIES LIST
As of December 31, 2005

Entity Name (Indentations Indicate Control)	Jurisdiction of Incorporation or Formation
Capital Future Development Limited	British Virgin Islands
Zhejiang Yong Xin Digital Technology Company Limited	Peoples Republic of China
Hangzhou Wang Da Electronics Company Limited	Peoples Republic of China
Yiwu Yong Xin Telecommunication Company Limited	Peoples Republic of China